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                                   EXHIBIT 99B

        Form of Transmittal Letter, dated November 29, 2001, relating to changes in the Registrant's Dividend Reinvestment and
                               Stock Purchase Plan


November 29, 2001



Dear Shareholder:

Effective with the fourth quarter dividend paid in December 2001, CCFNB Bancorp, Inc. will be amending the Dividend Reinvestment Plan to American Stock Transfer & Trust Company's (AST) Investor Choice Dividend Reinvestment & Direct Stock Purchase and Sale Plan that includes many new features not currently offered. It is our desire to improve services through greater speed, ease and convenience with more efficiency in processing shareholder transactions. We trust that the following improvements will create more frequent use and greater participation in the plan.

- Participants may access AST's Internet site at www.investpower.com to sell shares, issue a certificate, view account histories and current share balances, or terminate participation in the Plan.
- Participants may now directly debit their checking or savings account through AST's website www.investpower.com.
- Participants may telephone the Interactive Voice Response System (IVR) at 1-800-278-4353 to effect transactions as well.
- Dividend Reinvestment Statements have been redesigned for ease of understanding and to facilitate transaction processing.

Our focus is to continue to find ways of providing quality services to which our shareholders are accustomed. American Stock Transfer & Trust Company, our agent, closely follows industry trends and makes every effort to be a leader in developing those trends. Under the Investor Choice Plan, participants will pay minimal transaction fees. The fees charged by AST are much less than those of high profile brokerage firms offering the same types of services. Listed below are the low cost transaction fees now being implemented:

      Dividend Reinvestment..................      2% to a maximum $2.50 per investment
      Quarterly Optional Cash Feature of
      $25.00 up to $1,500.00.................      $ 2.50 per investment
      Broker Commissions.....................      $  .10 per share for purchases and sales
      Safekeeping............................      $ 7.50 per transaction
      Sale/Terminations......................      $15.00 per sale


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If you are currently enrolled in CCFNB Bancorp Inc.'s Dividend Reinvestment
Plan, you need take no action. Your account will automatically be converted to the new plan.

If you wish to terminate your Dividend Reinvestment participation, please contact American Stock Transfer & Trust Company, either in writing, c/o Dividend Reinvestment, 59 Maiden Lane, New York, NY 10038, or through their website at www.amstock.com.

You may still add as little as $25.00 or as much as $1,500.00 each quarter to the optional cash feature. If you choose to remit more than $1,500.00 each quarter, prior Board approval is required. Purchases of stock will still be done once during that quarter prior to the dividend payment, just as it is done now.

Again, we hope that you will take full advantage of the new and exciting features of the Investor Choice Dividend Reinvestment & Direct Stock Purchase and Sale Plan.

Sincerely,


/s/ Paul E. Reichart
Paul E. Reichart
President



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